

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 4, 2008

Mr. Norman L. Frohreich
Chief Financial Officer
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

      Re: **FullCircle Registry, Inc.**
              Amendment No. 1 to Form 10-KSB for Fiscal Year
              Ended December 31, 2007
              Filed August 29, 2008
              File No. 333-51918

Dear Mr. Frohreich:

      We reviewed your filing and response letter dated August 27, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.

      We note that you removed the statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting from your amended filing. Please revise to provide the statement required by Item 308(T)(a)(2) of Regulation S-B.

      Any person that occupies more than one of the specified positions required to sign the report on your behalf must indicate each capacity in which he or she signs the report. Refer to general instruction C2 of Form 10-KSB. Please revise the second section of the signature page to include each capacity in which Norman L. Frohreich signed the report.

In addition, the report should also be signed on your behalf by your principal accounting officer in the second section of the signature page. Please revise as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief